UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 11, 2022

(Date of Report (Date of earliest event reported))

MISO ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

561 EAST GREEN STREET PASADENA, CA	91101
(Address of principal executive offices)	(ZIP Code)

626-244-8053

(Registrant’s telephone number, including area code)

Series C Preferred Stock, Series D Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On January 5, 2022, the Board of Directors of Miso Robotics approved an amendment to the Company’s Certificate of Incorporation (the “Amendment”) which effected a forward split of the shares of Common Stock of the Company (the “Common Stock”) on the basis of creating seven (7) shares of Common Stock for every one share of Common Stock previously issued, outstanding or reserved for issuance (the “Common Stock Split”). Pursuant to the Common Stock Split, the number of shares into which the Company’s Preferred Stock shall be convertible shall be proportionally adjusted.

The amendment was approved by the Company’s shareholders on January 7, 2022, with certain votes from holders of Series C Preferred Stock and Series D Preferred Stock received by means of the voting proxy those investors assigned to the Company’s President as part of subscription agreement for those investments.

The Company will inform the Transfer Agent of the changed share amounts and conversion ratios. No further action is required on the part of the stockholders.

The amended Certificate of Incorporation also authorized an additional class of Preferred Stock, Series E Preferred Stock, of which 7,462,686 shares were authorized.

Exhibits

2.1	Seventh Amended and Restated Certificate of Incorporation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Chief Accounting Officer
Miso Robotics, Inc.

Date:     January 11, 2022